Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND
PAYABLE APRIL 15, 2011

(Calgary, March 22, 2011) /Marketwire/ - Pengrowth Energy Corporation today announced its April 15, 2011 cash dividend will be Cdn $0.07 per common share. The ex-dividend date is March 29, 2011. The dividend will be payable to all shareholders who hold shares on the record date of March 31, 2011.

The dividend of Cdn $0.07 per common share is equivalent to approximately U.S. $0.072 per common share using a U.S./Canadian dollar exchange rate of Cdn $1.000:U.S $1.024. The actual U.S. dollar equivalent dividend will be based upon the actual U.S./Canadian dollar exchange rate applied on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividends have been designated as “eligible dividends” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Dividend Reinvestment Program

Pengrowth has a Dividend Reinvestment Plan (DRIP) that provides a convenient and cost-effective method for eligible shareholders in Canada and the United States to maximize their investment in Pengrowth by reinvesting their monthly cash dividends to acquire additional common shares. For further information regarding the DRIP, please visit our website at www.pengrowth.com or contact Computershare Trust Company of Canada at 1-800-564-6253.

Annual General Meeting

Pengrowth is pleased to announce that its 2011 Annual Meeting of shareholders will be held on May 5, 2011 at 3:00 p.m. (Calgary time) at the Eau Claire Market Cinemas located at 200 Barclay Parade S.W., Calgary, Alberta, Canada. Information circulars and proxy forms pertaining to this meeting are expected to be mailed out to shareholders of record as of March 21, 2011 in the first week of April.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company. Pengrowth‘s focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol PGF and on the New York Stock Exchange under the symbol PGH.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111